Exhibit 99.3
James Hardie Q3 FY09 Results Management Presentation - 12 February 2009 In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 45. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include "EBIT", "EBIT margin", "Operating profit" and "Net operating profit". The company may also present other terms for measuring its sales volumes ("million square feet or mmsf" and "thousand square feet or msf"); financial ratios ("Gearing ratio", "Net interest expense cover", "Net interest paid cover", "Net debt payback", "Net debt (cash)"); and Non-US GAAP financial measures ("EBIT excluding asbestos, ASIC expenses and asset impairments", "EBIT margin excluding asbestos, ASIC expenses and asset impairments", "Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments", "Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments", "Operating profit before income taxes excluding asbestos" and "Effective tax rate excluding asbestos and tax adjustments" and "EBITDA"). Unless otherwise stated, results and comparisons are of the 3rd quarter and the nine months of the current fiscal year versus the 3rd quarter and the nine months of the prior fiscal year.

Disclaimer This Management Presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include: expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; statements regarding tax liabilities and related audit and related proceedings; statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission; expectations concerning indemnification obligations; expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants; expectations that our credit facilities will be extended or renewed; expectations concerning dividend payments; projections of our results of operations or financial condition; statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and our products; statements concerning our corporate domicile and tax residence and potential changes to them; statements about our future performance; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Key Information - Risk Factors" beginning on page 6 of our Form 20-F filed on 8 July, 2008 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; the concentration of James Hardie's customer base on large format retail customers, distributors and dealers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters and changes in our key management personnel. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Overview and Operating Review - Louis Gries, CEO Financial Review - Russell Chenu, CFO Questions and Answers Agenda

Overview Operating results significantly affected by further declines in the US housing market and overall market downturn Net operating profit for the quarter and nine months affected by material favourable asbestos adjustments, unfavourable ASIC expenses and unfavourable tax adjustments US$ Millions Q3 FY09 Q3 FY08 % Change 9 Months FY09 9 Months FY08 % Change Net operating profit 111.0 17.1 - 265.9 75.3 - Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments 16.5 37.8 (56) 89.7 156.8 (43) Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments (US cents) 3.8 8.4 (55) 20.7 33.9 (39)

Operating Review Louis Gries, CEO

Aggressively grow demand for our products in targeted market segments Grow our overall market position while defending our share in existing market segments Offer products with superior value to that of our competitors Introduce differentiated products to reduce direct price competition Global Strategy

3rd Quarter Result * Net Sales down 26% to US$192.3 million Sales Volume down 28% to 316.6 mmsf Average Price up 3% to US$607 per msf EBIT down 36% to US$41.1 million EBIT Margin down 3.6 pts to 21.4% * Comparison is of the 3rd quarter of the current fiscal year versus the 3rd quarter of the prior fiscal year USA Fibre Cement

Nine Months Result * Net Sales down 20% to US$725.9 million Sales Volume down 21% to 1,203.8 mmsf Average Price up 1% to US$603 per msf EBIT down 36% to US$168.2 million EBIT Margin down 5.7 pts to 23.2% * Comparison is of the nine months of the current fiscal year versus the nine months of the prior fiscal year USA Fibre Cement

3rd Quarter Market Conditions Ongoing weakness in the US housing market - both new construction and the repair and remodel segments continue to deteriorate Starts down 43% for the quarter, compared to last year Repair & Remodel down to a much lesser extent Market demand affected by US recession, increase in unemployment, tighter lending standards and falling house prices Inventory level of new homes remains high More existing homes for sale due to increase in foreclosures Builder confidence levels remain very low USA Fibre Cement

3rd Quarter Key Points Sales down due to declining market Sales volumes were lower in each key region, other than Canada ColorPlus(r) again increased as a percentage of our product mix Average net sales price increased slightly due to product mix and material costs USA Fibre Cement

Total Housing Starts - NAHB Continuous downgrading of projected housing starts Latest NAHB downgrade to 649k in 2009 Source: NAHB Executive Level Forecasts - Total US Housing Starts (incl. SF, MF-low and MF-high) NAHB forecast of calendar 2009 Housing Starts is down 29% to 649k (incl. MF-high) NAHB - U.s. Housing Starts Forecasts 2,200 2,000 1,800 1,600 1,400 1,200 1,000 800 400 600 2004 2005 2006 2007 2008 2009(F Y 10) Sep 2006 estimate Dec 2006 estimate Mar 2007 estimate Jun 2007 estimate Sep 2007 estimate Dec 2007 estimate Mar 2008 estimate Sep 2008 estimate Jan 2009 estimate

Outlook Continued weakness in housing starts James Hardie is planning on approximately 550k US housing starts, including multi-family high, for calendar year 2009 (~450k, excluding multi-family high) On-going downward pressure on house prices and weaker demand Continued deterioration of Repair & Remodelling activity James Hardie to maintain or grow market share of fibre cement against alternative materials James Hardie to maintain share of fibre cement category USA Fibre Cement

USA Fibre Cement Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau Top Line Growth Volume (mmsf) / Starts (000s Units) Revenue (US$M) JH Volume JH Revenue Housing Starts 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 Q3FY09 0 400 800 1,200 1,600 2,000 2,400 2,800 $0 $200 $400 $600 $800 $1,000 $1,200

USA Fibre Cement Primary Growth Performance Sources: Dodge US addressable starts (SF & MF-low); US Census R&R $ expenditures less CPI Note: • US Census discontinued their R&R $ expenditures report in 2007 • 2008 R&R = avg. published Home Depot & Lowe's same store sales less CPI -40% -30% -20% -10% 0% 10% 20% 30% Q104 Q204 Q304 Q404 Q105 Q205 Q305 Q405 Q106 Q206 Q306 Q406 Q107 Q207 Q307 Q407 Q108 Q208 Q308 Q408 Q109 Q209 Q309 %JHBP Growth (sdft) NC/R&R Growth Rolling 4Qtr - JHBP Growth (sdft) Rolling 4Qtr - NC/R&R Growth

Average Net Selling Price US$ per MSF USA Fibre Cement 360 400 440 480 520 560 600 640 FY03 FY04 FY05 FY06 FY07 FY08 YTD FY09

*Excludes restructuring and other operating expenses of US$12.6 million in Q3 FY02 and impairment charges of US$45.6 million in Q4 FY08 USA Fibre Cement EBIT and EBIT Margin* 0 20 40 60 80 100 120 140 FY02 FY03 FY04 FY05 FY06 FY07 FY08 Q3 FY09 EBIT US$M 0 5 10 15 20 25 30 35 EBIT MARGIN % EBIT EBIT/Sales

3rd Quarter Result * Net Sales down 25% to US$58.5 million Sales Volume down 3% to 97.5 mmsf Average Price up 4% to A$897 per msf EBIT down 29% to US$10.5 million EBIT Margin down 1.2 pts to 17.9% Asia Pacific Fibre Cement * Comparison is of the 3rd quarter of the current fiscal year versus the 3rd quarter of the prior fiscal year

Nine Months Result * Net Sales down 2% to US$220.7 million Sales Volume down less than 1% to 301.4 mmsf Average Price up 1% to A$877 per msf EBIT up 2% to US$40.4 million EBIT Margin up 0.7 pts to 18.3% Asia Pacific Fibre Cement * Comparison is of the nine months of the current fiscal year versus the nine months of the prior fiscal year

Key Points Residential construction declined in both Australia and New Zealand US$ financial results affected negatively by depreciation of Asia Pacific currencies Q3 net sales up 1% in A$ due to 4% increase in the average Australian dollar net sales price, partially offset by 3% decrease in sales volume Sales of differentiated products continued to grow in Australia and New Zealand Non-differentiated products remain subject to competitive pricing pressure Slightly weaker EBIT performance in A$, down 1% for the quarter due to lower gross margin performance, partially offset by lower SG&A expenses Asia Pacific Fibre Cement

Outlook Building approvals expected to continue to fall in Australia and to remain at current levels in New Zealand Housing affordability to remain under pressure in New Zealand with increased building costs Continued growth in sales of differentiated products Non-differentiated products in Australia are expected to remain subject to strong competition In the Philippines, residential construction activity is expected to improve or to be flat Asia Pacific Fibre Cement

Financial Review Russell Chenu, CFO

Overview Result affected by further decline in US housing construction activity Net operating profit affected by asbestos, ASIC expenses and tax adjustments: Asbestos adjustments: US$93.6m in Q3 and US$193.9m for nine months - favourable currency movement on A$ asbestos liability ASIC expenses of US$5.8m in Q3 and US$12.3m for nine months Favourable tax adjustments of US$4.1m in Q3 and unfavourable tax adjustments of US$11.9m in nine months related to FIN 48 Reduced cash flow as a result of the ATO settlement payment, the quarterly installment payments to the AICF and the reduced earnings contribution from US business Excluding the ATO settlement payment and payments to the AICF, cash flow from operations continues to be strong Working capital reductions in Q3 arising from reduced activity levels Decrease in capital expenditures Second of four FY09 installment payments to the AICF during Q3 - US$23.3m Significant deterioration of A$ : US$ exchange rate impacting results

A$ : US$ Exchange Rate Consequences of depreciating Australian dollar versus US dollar Unfavourable impact from translation of Asia Pacific results Favourable impact on corporate costs incurred in Australian dollars Favourable impact from translation of asbestos liability balance Unfavourable impact from translation of Australian dollar deposit with ATO relating to 1999 Amended Assessment

Results - Q3 - (32.4) - Asset impairments 6 (54.3) (50.8) SG&A expenses - 17.1 111.0 Net operating profit 24 (8.9) (6.8) Income tax expense - 0.8 (1.1) Net interest (expense) income - 25.2 118.9 EBIT - 1.2 93.6 Asbestos adjustments 2 (6.4) (6.3) Research & development expenses (30) 117.1 82.4 Gross profit (25) 341.4 254.4 Net sales % Change Q3'08 Q3'09 US$ Millions - (32.4) - Asset impairments 6 (54.3) (50.8) SG&A expenses - 17.1 111.0 Net operating profit 24 (8.9) (6.8) Income tax expense - 0.8 (1.1) Net interest (expense) income - 25.2 118.9 EBIT - 1.2 93.6 Asbestos adjustments 2 (6.4) (6.3) Research & development expenses (30) 117.1 82.4 Gross profit (25) 341.4 254.4 Net sales % Change Q3'08 Q3'09 US$ Millions

Results - Q3 (continued) - 20.0 - Asset impairments (net of tax) - 1.1 4.3 ASIC expenses (net of tax) - 2.6 (4.1) Tax adjustments (56) 37.8 16.5 Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments 43 (2.8) (1.6) AICF interest income (50) 1.0 0.5 AICF SG&A expenses - (1.2) (93.6) Asbestos adjustments Asbestos: - 17.1 111.0 Net operating profit % Change Q3'08 Q3'09 US$ Millions - 20.0 - Asset impairments (net of tax) - 1.1 4.3 ASIC expenses (net of tax) - 2.6 (4.1) Tax adjustments (56) 37.8 16.5 Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments 43 (2.8) (1.6) AICF interest income (50) 1.0 0.5 AICF SG&A expenses - (1.2) (93.6) Asbestos adjustments Asbestos: - 17.1 111.0 Net operating profit % Change Q3'08 Q3'09 US$ Millions

Results - Nine Months - (32.4) - Asset impairments 5 (167.9) (158.8) SG&A expenses - 75.3 265.9 Net operating profit 9 (72.9) (66.2) Income tax expense - 3.3 (1.9) Net interest (expense) income - 144.9 334.0 EBIT - (57.8) 193.9 Asbestos adjustments (5) (19.8) (20.7) Research & development expenses (24) 422.8 319.6 Gross profit (17) 1,155.9 961.3 Net sales % Change 9 months'08 9 months'09 US$ Millions - (32.4) - Asset impairments 5 (167.9) (158.8) SG&A expenses - 75.3 265.9 Net operating profit 9 (72.9) (66.2) Income tax expense - 3.3 (1.9) Net interest (expense) income - 144.9 334.0 EBIT - (57.8) 193.9 Asbestos adjustments (5) (19.8) (20.7) Research & development expenses (24) 422.8 319.6 Gross profit (17) 1,155.9 961.3 Net sales % Change 9 months'08 9 months'09 US$ Millions

Results - Nine Months (continued) - 20.0 - Asset impairments (net of tax) - 3.4 9.2 ASIC expenses (net of tax) - 0.4 - Tax expense related to asbestos adjustments - 4.2 11.9 Tax adjustments (43) 156.8 89.7 Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments 31 (7.0) (4.8) AICF interest income (48) 2.7 1.4 AICF SG&A expenses - 57.8 (193.9) Asbestos adjustments Asbestos: - 75.3 265.9 Net operating profit % Change 9 months'08 9 months'09 US$ Millions - 20.0 - Asset impairments (net of tax) - 3.4 9.2 ASIC expenses (net of tax) - 0.4 - Tax expense related to asbestos adjustments - 4.2 11.9 Tax adjustments (43) 156.8 89.7 Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments 31 (7.0) (4.8) AICF interest income (48) 2.7 1.4 AICF SG&A expenses - 57.8 (193.9) Asbestos adjustments Asbestos: - 75.3 265.9 Net operating profit % Change 9 months'08 9 months'09 US$ Millions

US$ Millions Q3'09 Q3'08 % Change USA and Europe Fibre Cement 195.9 263.9 (26) Asia Pacific Fibre Cement 58.5 77.5 (25) Total 254.4 341.4 (25) Segment Net Sales - Q3

US$ Millions 9 Months'09 9 Months'08 % Change USA and Europe Fibre Cement 740.6 931.1 (20) Asia Pacific Fibre Cement 220.7 224.8 (2) Total 961.3 1,155.9 (17) Segment Net Sales - Nine Months

US$ Millions Q3'09 Q3'08 % Change USA and Europe Fibre Cement 40.3 63.3 (36) Asia Pacific Fibre Cement 10.5 14.8 (29) Research & development1 (4.7) (4.2) (12) Total segment EBIT 46.1 73.9 (38) General Corporate excluding ASIC expenses (14.5) (15.0) 3 Total EBIT excluding asbestos, ASIC expenses and asset impairments 31.6 58.9 (46) Asbestos adjustments 93.6 1.2 - AICF SG&A expenses (0.5) (1.0) (50) ASIC expenses (5.8) (1.5) - Asset impairments - (32.4) - Total EBIT 118.9 25.2 - 1 Research & development includes "core" research & development expenses and administrative expenses, but excludes product development expenses Segment EBIT - Q3

US$ Millions 9 Months'09 9 Months'08 % Change USA and Europe Fibre Cement 167.0 258.8 (35) Asia Pacific Fibre Cement 40.4 39.6 2 Research & development1 (14.7) (13.1) (12) Total segment EBIT 192.7 285.3 (32) General Corporate excluding ASIC expenses (38.9) (42.9) 9 Total EBIT excluding asbestos, ASIC expenses and asset impairments 153.8 242.4 (37) Asbestos adjustments 193.9 (57.8) - AICF SG&A expenses (1.4) (2.7) (48) ASIC expenses (12.3) (4.6) - Asset impairments - (32.4) - Total EBIT 334.0 144.9 - 1 Research & development includes "core" research & development expenses and administrative expenses, but excludes product development expenses Segment EBIT - Nine Months

US$ Millions Q3'09 Q3'08 % Change Stock compensation expense 1.6 1.9 16 Earnings-related bonus 0.3 0.9 67 ASIC expenses 5.8 1.5 - Other costs 12.6 12.2 (3) Total 20.3 16.5 (23) Corporate Costs - Q3

US$ Millions 9 Months'09 9 Months'08 % Change Stock compensation expense 5.2 5.0 (4) Earnings-related bonus 1.3 2.0 35 Non-US warranty provision - 4.0 - ASIC expenses 12.3 4.6 - Other costs 32.4 31.9 (2) Total 51.2 47.5 (12) Corporate Costs - Nine Months

Net Interest (Expense) Income (7.3) (7.3) (2.5) (2.4) Gross interest expense (1.1) 1.6 (2.7) (0.3) - Q3 ' 09 0.8 2.8 (2.0) 0.9 (0.4) Q3 ' 08 (3.7) (6.7) Net interest expense excluding AICF net interest income 7.0 4.8 AICF net interest income 3.3 (1.9) Net interest (expense) income 0.6 - 9 Months ' 09 3.0 Interest (expense) income 0.6 Capitalised interest 9 Months ' 08 US$ Millions (7.3) (7.3) (2.5) (2.4) Gross interest expense (1.1) 1.6 (2.7) (0.3) - Q3 ' 09 0.8 2.8 (2.0) 0.9 (0.4) Q3 ' 08 (3.7) (6.7) Net interest expense excluding AICF net interest income 7.0 4.8 AICF net interest income 3.3 (1.9) Net interest (expense) income 0.6 - 9 Months ' 09 3.0 Interest (expense) income 0.6 Capitalised interest 9 Months ' 08 US$ Millions

Income Tax Expense - Q3 2.6 (4.1) Tax adjustments (8.9) (6.8) Income tax expense 27.4% 47.2% Effective tax rate excluding asbestos and tax adjustments (6.3) (10.9) Income tax expense excluding tax adjustments 23.0 23.1 Operating profit before income taxes excluding asbestos (2.8) (1.6) AICF interest income 1.0 0.5 AICF SG&A expenses (1.2) (93.6) Asbestos adjustments Asbestos: 26.0 117.8 Operating profit before income taxes Q3 ' 08 Q3 ' 09 US$ Millions 2.6 (4.1) Tax adjustments (8.9) (6.8) Income tax expense 27.4% 47.2% Effective tax rate excluding asbestos and tax adjustments (6.3) (10.9) Income tax expense excluding tax adjustments 23.0 23.1 Operating profit before income taxes excluding asbestos (2.8) (1.6) AICF interest income 1.0 0.5 AICF SG&A expenses (1.2) (93.6) Asbestos adjustments Asbestos: 26.0 117.8 Operating profit before income taxes Q3 ' 08 Q3 ' 09 US$ Millions

Income Tax Expense - Nine Months 4.2 11.9 Tax adjustments Asbestos: 0.4 - Tax expense related to asbestos adjustments (72.9) (66.2) Income tax expense 33.9% 40.3% Effective tax rate excluding asbestos and tax adjustments (68.3) (54.3) Income tax expense excluding asbestos and tax adjustments 201.7 134.8 Operating profit before income taxes excluding asbestos (7.0) (4.8) AICF interest income 2.7 1.4 AICF SG&A expenses 57.8 (193.9) Asbestos adjustments Asbestos: 148.2 332.1 Operating profit before income taxes 9 Months ' 08 9 Months ' 09 US$ Millions 4.2 11.9 Tax adjustments Asbestos: 0.4 - Tax expense related to asbestos adjustments (72.9) (66.2) Income tax expense 33.9% 40.3% Effective tax rate excluding asbestos and tax adjustments (68.3) (54.3) Income tax expense excluding asbestos and tax adjustments 201.7 134.8 Operating profit before income taxes excluding asbestos (7.0) (4.8) AICF interest income 2.7 1.4 AICF SG&A expenses 57.8 (193.9) Asbestos adjustments Asbestos: 148.2 332.1 Operating profit before income taxes 9 Months ' 08 9 Months ' 09 US$ Millions

US$ Millions Q3'09 Q3'08 % Change EBIT USA and Europe Fibre Cement 40.3 63.3 (36) Asia Pacific Fibre Cement 10.5 14.8 (29) Research & development (4.7) (4.2) (12) General Corporate excluding ASIC expenses (14.5) (15.0) (3) Depreciation and Amortisation USA and Europe Fibre Cement 10.7 12.6 (15) Asia Pacific Fibre Cement 2.3 1.8 28 Total EBITDA excluding asbestos, ASIC expenses and asset impairments 44.6 73.3 (39) Asbestos adjustments 93.6 1.2 - AICF SG&A expenses (0.5) (1.0) (50) ASIC expenses (5.8) (1.5) - Asset impairments - (32.4) - Total EBITDA 131.9 39.6 - EBITDA - Q3

US$ Millions 9 Months'09 9 Months'08 % Change EBIT USA and Europe Fibre Cement 167.0 258.8 (35) Asia Pacific Fibre Cement 40.4 39.6 2 Research & development (14.7) (13.1) (12) General Corporate excluding ASIC expenses (38.9) (42.9) 9 Depreciation and Amortisation USA and Europe Fibre Cement 33.8 35.7 (5) Asia Pacific Fibre Cement 7.8 6.4 22 Total EBITDA excluding asbestos, ASIC expenses and asset impairments 195.4 284.5 (31) Asbestos adjustments 193.9 (57.8) - AICF SG&A expenses (1.4) (2.7) 48 ASIC expenses (12.3) (4.6) - Asset impairments - (32.4) - Total EBITDA 375.6 187.0 - EBITDA - Nine Months

Cash Flow

US$ Millions	9 Mths'09	9 Mths'08	% Change
EBIT	**334.0**	**144.9**	**-**
Non-cash items			
- Asbestos adjustments	(193.9)	57.8	-
- Other non-cash items	2.8	57.8	-
- Change in restricted cash - asbestos	55.9	37.0	51
- Asset impairments	-	32.4	-
Net working capital movements	25.7	18.4	40
Cash generated by trading activities	**224.5**	**348.3**	**(36)**
Tax payments	(32.0)	(52.8)	(39)
Payment to the AICF	(50.7)	-	-
ATO Settlement	(101.6)	-	-
Deposit with ATO	(8.5)	(6.5)	31
Interest paid (net)	(6.4)	(9.6)	(33)
Net Operating Cash Flow	**25.3**	**279.4**	**(91)**
Purchases of property, plant & equipment	(16.8)	(28.7)	(41)
Dividends paid	(34.6)	(123.1)	(72)
Equity issued	0.1	3.2	(97)
Treasury Stock purchased	-	(196.3)	-
Other	15.3	(13.2)	-
Movement in Net Debt	**(10.7)**	**(78.7)**	**(86)**
Net Debt – 31 March 2008	(229.1)	(153.9)	(49)
Net Debt – 31 December 2008	**239.8**	**232.6**	**3**

39

Capital Expenditure 41 28.7 16.8 Total 12 4.1 3.6 Asia Pacific Fibre Cement 46 24.6 13.2 US A and Europe Fibre Cement % Change 9 Months ' 08 9 Months ' 09 US$ Millions 41 28.7 16.8 Total 12 4.1 3.6 Asia Pacific Fibre Cement 46 24.6 13.2 US A and Europe Fibre Cement % Change 9 Months ' 08 9 Months ' 09 US$ Millions

Debt Weighted average remaining term of the total facilities was 1.8 years at 31 December 2008 In November 2008 signed new credit facility for US$50.0m with terms consistent with current facilities James Hardie remains well within its debt covenants US$ Millions Total facilities 498.3 Gross Debt 298.2 Cash 58.4 Net debt 239.8 Unutilised facilities and cash 258.5 Debt facilities at 31 December 2008

Key Ratios 9 mths'09 FY08 FY07 EPS (Diluted)1 20.7c 36.9c 49.3c Dividend Paid per share 8.0c 27.0c 9.0c Return on Shareholders' Funds1 14.3% 17.7% 24.0% Return on Capital Employed2 20.3% 24.2% 27.7% EBIT/ Sales (EBIT margin)2 16.0% 19.2% 21.6% Gearing Ratio1 22.4% 21.5% 12.5% Net Interest Expense Cover2 23.0x 33.9x 51.2x Net Interest Paid Cover2 24.0x 22.0x 65.2x Net Debt Payback3 2.4yrs 0.7yrs 1.9 yrs 1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, ASIC expenses and tax adjustments 2 Excludes asbestos adjustments, AICF SG&A expenses and ASIC expenses 3 Excludes payments under the Amended FFA

Net operating profit affected by favourable asbestos adjustments, unfavourable ASIC expenses and unfavourable tax adjustments EBIT affected by reduced contribution from US business Results significantly affected by further declines in US housing market Corporate costs continuing to be affected by ongoing legacy issues Net cash flows from operations remain strong Results remain subject to fluctuation in A$ : US$ exchange rate for foreseeable future Summary

Questions & Answers

Endnotes This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including Management's Analysis of Results, a Media Release and a Financial Report. Definitions Financial Measures - US GAAP equivalents EBIT and EBIT Margin - EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated from our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies. Operating profit - is equivalent to the US GAAP measure of income. Net operating profit - is equivalent to the US GAAP measure of net income. Sales Volumes mmsf - million square feet, where a square foot is defined as a standard square foot of 5/16" thickness. msf - thousand square feet, where a square foot is defined as a standard square foot of 5/16" thickness.

Endnotes Financial Ratios Gearing Ratio - Net debt (cash) divided by net debt (cash) plus shareholders' equity. Net interest expense cover - EBIT divided by net interest expense. Net interest paid cover - EBIT divided by cash paid during the period for interest, net of amounts capitalised. Net debt payback - Net debt (cash) divided by cash flow from operations. Net debt (cash) - Short-term and long-term debt less cash and cash equivalents.

Non-US GAAP Financial Measures EBIT and EBIT margin excluding asbestos, ASIC expenses and asset impairments - EBIT and EBIT margin excluding asbestos, ASIC expenses and asset impairments are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes. Q3 Q3 9 Months 9 Months US$ Millions FY 2009 FY 2008 FY 2009 FY 2008 EBIT $ 118.9 $ 25.2 $ 334.0 $ 144.9 Asbestos: Asbestos adjustments (93.6) (1.2) (193.9) 57.8 AICF SG&A expenses 0.5 1.0 1.4 2.7 ASIC expenses 5.8 1.5 12.3 4.6 Asset impairments - 32.4 - 32.4 EBIT excluding asbestos, ASIC expenses and asset impairments 31.6 58.9 153.8 242.4 Net Sales $ 254.4 $ 341.4 $ 961.3 $ 1,155.9 EBIT margin excluding asbestos, ASIC expenses and asset impairments 12.4% 17.3% 16.0% 21.0%

Non-US GAAP Financial Measures (continued) Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments - Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes. Q3 Q3 9 Months 9 Months US$ Millions FY 2009 FY 2008 FY 2009 FY 2008 Net operating profit $ 111.0 $ 17.1 $ 265.9 $ 75.3 Asbestos: Asbestos adjustments (93.6) (1.2) (193.9) 57.8 AICF SG&A expenses 0.5 1.0 1.4 2.7 AICF interest income (1.6) (2.8) (4.8) (7.0) Tax expense related to asbestos adjustments - - - 0.4 ASIC expenses 4.3 1.1 9.2 3.4 Asset impairments - 20.0 - 20.0 Tax adjustments (4.1) 2.6 11.9 4.2 Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments $ 16.5 $ 37.8 $ 89.7 $ 156.8

Non-US GAAP Financial Measures (continued) Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments - Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes. Q3 Q3 9 Months 9 Months US$ Millions FY 2009 FY 2008 FY 2009 FY 2008 Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments $ 16.5 $ 37.8 $ 89.7 $ 156.8 Weighted average common shares outstanding - Diluted (millions) 433.5 451.8 433.5 462.8 Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments (US cents) 3.8 8.4 20.7 33.9

Non-US GAAP Financial Measures (continued) Effective tax rate excluding asbestos and tax adjustments - Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes. US$ Millions Q3 FY 2009 Q3 FY 2008 9 Months FY 2009 9 Months FY 2008 Operating profit before income taxes $ 117.8 $ 26.0 $ 332.1 $ 148.2 Asbestos: Asbestos adjustments (93.6) (1.2) (193.9) 57.8 AICF SG&A expenses 0.5 1.0 1.4 2.7 AICF interest income (1.6) (2.8) (4.8) (7.0) Operating profit before income taxes excluding asbestos $ 23.1 $ 23.0 $ 134.8 $ 201.7 Income tax expense (6.8) (8.9) (66.2) (72.9) Asbestos: Tax expense related to asbestos adjustments - - - 0.4 Tax adjustments (4.1) 2.6 11.9 4.2 Income tax expense excluding asbestos and tax adjustments (10.9) (6.3) (54.3) (68.3) Effective tax rate excluding asbestos and tax adjustments 47.2% 27.4% 40.3% 33.9%

Non-US GAAP Financial Measures (continued) EBITDA - is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. Q3 Q3 9 Months 9 Months US$ Millions FY 2009 FY 2008 FY 2009 FY 2008 EBIT $ 118.9 $ 25.2 $ 334.0 $ 144.9 Depreciation and amortisation 13.0 14.4 41.6 42.1 EBITDA $ 131.9 $ 39.6 $ 375.6 $ 187.0

James Hardie Q3 FY09 Results Management Presentation - 12 February 2009 In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 45. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include "EBIT", "EBIT margin", "Operating profit" and "Net operating profit". The company may also present other terms for measuring its sales volumes ("million square feet or mmsf" and "thousand square feet or msf"); financial ratios ("Gearing ratio", "Net interest expense cover", "Net interest paid cover", "Net debt payback", "Net debt (cash)"); and Non-US GAAP financial measures ("EBIT excluding asbestos, ASIC expenses and asset impairments", "EBIT margin excluding asbestos, ASIC expenses and asset impairments", "Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments", "Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments", "Operating profit before income taxes excluding asbestos" and "Effective tax rate excluding asbestos and tax adjustments" and "EBITDA"). Unless otherwise stated, results and comparisons are of the 3rd quarter and the nine months of the current fiscal year versus the 3rd quarter and the nine months of the prior fiscal year.